UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

x **Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2006

Or

☐ **Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the transition period from ______ to ______

Commission File Number 333-118203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Morse TEC Inc. Ithaca Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006 and Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and
the BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005 and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2007

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005
(In thousands)

	2006	2005
ASSETS:		
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust ("Master Trust")	$ 62,408	$ 57,889
Participant loans	1,725	761
Investments	64,133	58,650
Participant contributions receivable	49	106
Company contributions receivable	45	85
ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$ 64,227	$ 58,841
Adjustments from fair value to contract value for fully benefit-responsive contracts	91	(11)
ASSETS AVAILABLE FOR BENEFITS	$ 64,318	$ 58,830

See notes to financial statements.

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006 (In thousands)

ADDITIONS TO ASSETS:	
Investment income from the Master Trust	$ 5,596
Loan interest repayments	96
Contributions from participants	2,479
Contributions from the Company	2,331
Total additions	10,502
DEDUCTIONS FROM ASSETS:	
Participants' withdrawals	4,879
Net transfers to other BorgWarner Inc. plans	63
Administrative expenses	72
Total deductions	5,014
NET INCREASE	5,488
ASSETS AVAILABLE FOR BENEFITS—Beginning of year	58,830
ASSETS AVAILABLE FOR BENEFITS—End of year	$64,318

See notes to financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND
FOR THE YEAR ENDED DECEMBER 31, 2006

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Morse TEC Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Employee Benefit Plan Committee (the "Committee") to oversee the Plan and the Master Trust.

The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the "Trustee") to perform the administrative, investment, and trustee services for the Plan and the Master Trust. This appointment was effective December 29, 2005, when responsibility for these services was transferred from Putnam Investor Services, Inc. and Putnam Fiduciary Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—Hourly employees of the Company's Ithaca plant who are covered by the collective bargaining agreement between the Company and the Finger Lakes Lodge 2001, International Association of Machinists and Aerospace Workers become participants in the Plan upon date of hire.

Participants' Accounts— Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan earnings, and charged with withdrawals, expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:

Company Retirement Account—The Company contributes an amount to this account for each straight-time hour worked or for which employees receive holiday, vacation, jury duty, or bereavement pay, based on years of service and range from $0.23 per hour to $0.59 per hour. No employee contributions are made to this account..

Savings Account—Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. Pretax deferrals into this account are limited to 10% of executive compensation for highly compensated employees. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.

Retiree Health Account—Participants hired after October 4, 1998, can voluntarily contribute up to $0.25 per hour of service. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed.

Investment Options—Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective-trust funds, investment contracts, mutual funds and the BorgWarner Inc. Stock Fund.

Vesting—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.

Withdrawals—While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or the Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or lump sum.

Loans—Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.

Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2006 range from 5.0% to 10.5%. No loans are permitted from the Company Retirement Account or Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest are paid ratably through payroll deductions.

Priorities Upon Termination—Though the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Forfeited Accounts— At December 31, 2006, there were approximately $29,000 in forfeited nonvested accounts. These accounts will be used to reduce future employer contributions. At December 31, 2005, there were no forfeited nonvested accounts. During the year ended December 31, 2006, employer contributions were reduced by approximately $16,000 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of*

Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value at December 31, 2006 and 2005. The adoption of the FSP did not impact the amount of assets available for benefits at December 31, 2005. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investments— The Investment Contracts Fund ("ICF") of the Master Trust contains guaranteed investment contracts ("GIC's") which are stated at contract value (cost plus interest earned to date, less withdrawals and administrative expenses) as reported by the Trustee. The contract value of the ICF was approximately $147,596,000 and $158,606,000 at December 31, 2006 and 2005, respectively, which includes the GIC's reported at contract value, compared to the ICF with all assets reported at fair value of approximately $146,403,000 and $158,754,000, respectively. The fair value of the GIC's were calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The GIC's in the ICF are fully benefit-responsive, meaning participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for the GIC's in the ICF was between 3.6% - 5.7% for the year ended December 31, 2006. The crediting interest rate was 4.8% and 4.9% at December 31, 2006 and 2005, respectively. Crediting interest rates are influenced by the yield and any gain or loss on investment contracts underlying the ICF. The yield on the ICF is an average of the crediting rates of interest for the underlying investment contracts and the blended yields of the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund. The crediting interest rates for investment contracts held directly by the ICF are expected to be fixed for the duration of the contracts. Yields for the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund change daily. Employer-directed withdrawals may result in limits on book-value payments based on corridors listed in individual contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

Investments in all other funds of the Master Trust, except collective trust funds, are stated at fair value, based on quoted market prices as reported by the Trustee. Collective trust funds are stated at estimated fair value, based on the fair values of the underlying assets, as reported by the Trustee.

Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits as of the date of the financial statements, and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties— The Plan utilizes various investment instruments, including mutual funds, collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.

Payment of Benefits—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2006 and 2005.

Transfers—Other entities of the Corporation, sponsor defined contribution plans, besides the Plan. When an employee transfers to any other BorgWarner Inc. entity covered by a different BorgWarner Inc.-sponsored plan, that participant's account balance is transferred to the corresponding plan.

3. EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately $72,000 for the year ended December 31, 2006, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

At December 31, 2006 and 2005, the Master Trust held approximately 200,000 and 211,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $11,825,000 and $12,822,000 at December 31, 2006 and 2005, respectively. During the year ended December 31, 2006, the Master Trust recorded dividends of approximately $130,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee is charged to the Plan. The Company shall have the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4. TAX STATUS

The Plan obtained a determination letter, dated November 19, 2001, in which the Internal Revenue Service ("IRS") stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the IRC; therefore, no provision for income taxes has been made in the Plan's financial statements.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

	2006 (in thousands)
Assets available for benefits per the financial statements	$ 64,318
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(91)
Assets available for benefits per the Form 5500	$ 64,227

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

	2006 (in thousands)
Total net investment income per the financial statements	$ 5,692
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(91)
Total earnings on investments per the Form 5500	$ 5,601

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2006 and 2005, the Master Trust consisted of the investments of five defined contribution plans sponsored by entities owned by the Corporation. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of Investment Contracts, held in the ICF, which are valued at contract value. The net gain (loss) in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2006 and 2005, the Plan's interest in the assets of the Master Trust was 7.63% and 7.45%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2006 and 2005, and the components of investment income for the Master Trust for the year ended December 31, 2006:

	2006	2005
	(in thousands)	
Fair value of investments:		
Barclay's Equity Index	$ 204,485	$ 197,930
Collective trust funds	202,545	170,748
Investment Contracts Fund	146,403	158,754
BorgWarner Inc. Stock Fund	108,196	125,822
Harbor International Fund	56,785	29,752
Vanguard Mid-Cap Index	52,840	48,408
Buffalo Small Cap	47,026	45,731
Cash & Other	160	-
Assets reflecting all investments at fair value	818,440	777,145
Adjustments from fair value to contract value	1,193	(148)
Total Assets	$ 819,633	$ 776,997

	Year Ended December 31, 2006 (in thousands)
Investment income:	
Net appreciation (depreciation) in fair value of investments:	
Barclay's Equity Index	$ 28,941
Collective trust funds	20,654
Investment Contracts Fund	71
BorgWarner Inc. Stock Fund	(3,065)
Harbor International Fund	9,451
Vanguard Mid-Cap Index	5,857
Buffalo Small Cap	2,625
Total net appreciation in fair value of investments	64,534
Investment Contracts Fund	6,833
BorgWarner Inc. Stock Fund	1,240
Harbor International Fund	2,880
Vanguard Mid-Cap Index	723
Buffalo Small Cap	3,308
Total dividend and interest income	14,984
Total	$ 79,518

* * * * * *

SUPPLEMENTAL SCHEDULE

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006
(in thousands)

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* Participants Loans	Loans to participants, interest rates ranging from 5.00% to 10.50%; maturities ranging from 6 months to 5 years	$ 1,725

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Morse TEC Inc. Retirement Savings Plan

By: Timothy M. Manganello
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

By: Robin J. Adams
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: Jeffrey L. Obermayer
Name: Jeffrey L. Obermayer
Title: Member Retirement Savings Plan Committee

By:
Name: Angela J. D'Aversa
Title: Member Retirement Savings Plan Committee

Date: June 27, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-118203 on Form S-8 of BorgWarner Inc. of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Detroit, Michigan
June 25, 2007

END